Exhibit 99.1

NEWS RELEASE

ENBRIDGE REPORTS ROBUST 2008 PERFORMANCE; EXPECTS FURTHER 20% GROWTH IN 2009

HIGHLIGHTS

  •  Fourth quarter earnings increased 6% to $263 million

  •  Fourth quarter adjusted earnings increased 2% to $203 million

  •  Earnings for the full year increased 89% to $1,321 million, or $3.67 per share

  •  Adjusted earnings for the full year increased 6% to $677 million, or $1.88 per share

  •  Guidance for 2009 adjusted earnings of $2.18 to $2.32 per share

  •  Quarterly dividend increased by 12% to $0.37 per common share, effective March 1, 2009

  •  Additional bank credit facility of $475 million obtained

  •  190 megawatt Ontario Wind Farm completed

CALGARY, Alberta, February 13, 2009 – "Enbridge has delivered increased fourth quarter and year-end earnings against a backdrop of unprecedented global economic challenges and market turbulence," said Patrick D. Daniel, President and Chief Executive Officer. "With adjusted earnings of $677 million, or $1.88 per share, we've delivered results near the midpoint of our guidance range, attributable to continuing strong performance from key business units. In the fourth quarter, we've also benefited from our increased interest in Enbridge Energy Partners and a stronger U.S. dollar."

"As a result of our solid business model and our unwavering focus on safety, income and growth, we are one of very few Canadian companies to have a positive return to our shareholders in 2008," said Mr. Daniel. "As we announced in December 2008, we expect our 2009 earnings per share to grow by 20% as we continue to advance our portfolio of liquids pipelines growth projects. At present, our core business operations have been largely unaffected by the crisis in the financial markets and the recent slump in energy prices."

Mr. Daniel noted that Enbridge has further bolstered its financial strength with the addition of a new credit facility totaling $475 million established in the fourth quarter. In the second quarter of 2008, Enbridge sold its stake in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) for $1.3 billion with the proceeds going largely to support liquids pipelines growth projects.

"We currently have approximately $3.3 billion of liquidity which provides us with an adequate amount of flexibility. As a company with very strong operating performance and financial capacity, we feel we're well positioned to capitalize on opportunities available in the current market."

Enbridge's growth in 2008 was highlighted by the completion of the Waupisoo Pipeline, providing regional pipeline capacity in Northern Alberta, and Stage 1 of the Southern Access Expansion, setting the stage for further expansion in the U.S. Midwest. Enbridge has begun construction on the Canadian segments of the Alberta Clipper Project and the Southern Lights Pipeline as well as the Line 4 Expansion to add capacity between Edmonton and Hardisty, Alberta. In the United States, construction commenced on Stage 2 of Southern Access and the expansion of the Spearhead Pipeline to add capacity into the Cushing, Oklahoma crude oil hub.

"We're very pleased with the progress we've made on our liquids pipelines expansion projects which will contribute the lion's share of our '10% plus' anticipated average annual growth in earnings per share through 2012," said Mr. Daniel.

Forward Looking Information
This news release contains forward looking information. Significant related assumptions and risk factors are described under the Forward Looking Information section of this news release.

ENBRIDGE INC. NEWS RELEASE      1

"Beyond 2012, it is now clear that a slow down in upstream oil sands development activity will delay a portion of our longer term Liquids Pipelines growth projects. However, we are continuing to see shipper interest in a number of projects required by 2012-13 to support selected oil sands projects, which are still on track. Ultimately, we expect that crude oil prices and oil sands costs will re-establish an equilibrium which will support steady, sustained growth well beyond 2012, though at a more modest pace."

Central to Enbridge's success, emphasized Mr. Daniel, will be the Company's focus on its customers. "Strong customer relationships have been a key ingredient in our long-term success. To sustain these relationships, we will need to be responsive to the impact of the current environment. We have a long track record of successfully improving our productivity and sharing the cost savings with our customers, and this has become an even more important success factor for Enbridge now."

Mr. Daniel noted that Enbridge's diversification and strong financial position will help to offset the slower pace of liquids pipelines growth. "We see the pendulum of opportunity swinging back toward natural gas, with a number of organic opportunities driven by shale gas development onshore, and by continuing development of the deep water offshore in the Gulf of Mexico."

"We are also seeing improved pricing and availability of infrastructure acquisition opportunities for well-capitalized operators, though we expect the most attractive opportunities are still to come."

Alternative and emerging technologies continue to be a priority for Enbridge.

"At the beginning of 2008, we announced our leadership of the Alberta Saline Aquifer Project, and we're delighted, to be working with 37 partners in advancing this pilot project for the long-term sequestration of CO2. We expect to begin construction on the pilot project this year, with injections of carbon dioxide expected to begin in 2010," said Mr. Daniel.

"In late 2008, we also marked the completion of our 190 megawatt wind farm in Kincardine, Ontario – the second largest wind farm in Canada – and the launch of the world's first hybrid fuel cell power plant. This plant, which produces 2.2 megawatts of environmentally preferred, ultra-clean electricity, or enough power for approximately 1,700 residences, is also the first multi-megawatt commercial fuel cell to operate in Canada."

"Enbridge remains strong and we are well positioned for growth," concluded Mr. Daniel. "Although the composition of our post 2012 growth is shifting in response to the business environment, we expect to continue to achieve attractive growth rates in that period which are comparable to our current medium term outlook, while preserving the safety and income components of our tried and true investor value proposition."

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CONSOLIDATED EARNINGS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	101.5	90.1	328.0	287.2
Gas Pipelines	8.8	18.7	48.5	69.7
Sponsored Investments	31.2	24.3	111.7	96.9
Gas Distribution and Services	126.7	72.3	300.6	179.4
International	7.3	26.5	608.2	95.1
Corporate	(12.1)	16.7	(76.2)	(28.1)

Earnings Applicable to Common Shareholders	263.4	248.6	1,320.8	700.2

Earnings per Common Share	0.72	0.70	3.67	1.97

Earnings applicable to common shareholders were $263.4 million for the three months ended December 31, 2008, or $0.72 per share, compared with $248.6 million, or $0.70 per share for the three months ended December 31, 2007. The $14.8 million increase resulted from allowance for equity funds used during construction (AEDC) in Liquids Pipelines, a higher contribution from Enbridge Gas Distribution (EGD) and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services, partially offset by decreased earnings from International as the Company sold its interest in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in the second quarter of 2008.

Earnings applicable to common shareholders were $1,320.8 million for the year ended December 31, 2008, or $3.67 per share, compared with $700.2 million, or $1.97 per share, for the same period in 2007. The increase in earnings resulted from similar factors as for the three month results; however, earnings for the year ended December 31, 2008 also reflected a $556.1 million after-tax gain on the sale of CLH, partially offset by the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

Non-GAAP Measures

This news release contains references to adjusted earnings, which represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings to set targets, assess performance of the Company and set the Company's dividend payout target. Adjusted earnings and adjusted earnings for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE INC. NEWS RELEASE      3

ADJUSTED EARNINGS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	105.6	88.9	332.1	286.0
Gas Pipelines	8.8	18.7	45.7	64.4
Sponsored Investments	27.4	23.3	100.9	86.5
Gas Distribution and Services	74.4	60.8	204.3	168.9
International	7.3	21.3	52.1	89.9
Corporate	(21.0)	(14.4)	(57.8)	(59.2)

Adjusted Earnings	202.5	198.6	677.3	636.5

Adjusted Earnings per Common Share	0.55	0.56	1.88	1.79

Adjusted earnings were $202.5 million, or $0.55 per share, for the three months ended December 31, 2008, compared with $198.6 million, or $0.56 per share, for the three months ended December 31, 2007 and $677.3 million, or $1.88 per share, for the year ended December 31, 2008, compared with $636.5 million, or $1.79 per share, for the year ended December 31, 2007.

The following factors increased adjusted earnings in both the three and twelve month periods:

  •  New facilities within Liquids Pipelines as well as AEDC on Southern Lights Pipeline and, within Enbridge System, on both Southern Access Mainline Expansion and Alberta Clipper Project.

  •  Increased Aux Sable adjusted earnings due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.

  •  Higher incentive income and increased earnings at EEP primarily due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and a greater ownership interest.

  •  Improved earnings in Energy Services resulting from market conditions which enabled higher margins to be captured on storage and transportation contracts as well as increased transportation and storage volumes.

These increases were partially offset by decreased earnings from International as a result of the sale of CLH in the second quarter of 2008 and, in the third and fourth quarters, by lost revenue from Enbridge Offshore Pipelines (Offshore) as a result of Hurricanes Gustav and Ike.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the Canadian GAAP volatility caused by exchange rate differences. During the year ended December 31, 2008, the Company settled foreign currency denominated cash distributions and associated hedge transactions resulting in $48.1 million (2007 – $12.5 million) in incremental after-tax cash flows, which were not included in reported earnings.

4      NEWS RELEASE  ENBRIDGE INC.

LIQUIDS PIPELINES

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Enbridge System	64.5	61.9	211.5	202.5
Athabasca System	22.8	16.3	69.1	53.7
Spearhead Pipeline	2.7	4.0	12.0	10.0
Olympic Pipeline	0.6	2.2	7.1	9.9
Southern Lights Pipeline	11.2	4.2	27.6	6.8
Feeder Pipelines and Other	3.8	0.3	4.8	3.1

Adjusted Earnings	105.6	88.9	332.1	286.0

Enbridge System – impact of tax changes	–	1.2	–	1.2
Feeder Pipelines and Other – asset impairment loss	(4.1)	–	(4.1)	–

Earnings	101.5	90.1	328.0	287.2

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the three months ended December 31, 2008 was $7.6 million (2007 – $1.3 million) for Enbridge System and $11.2 million (2007 – $4.2 million) for Southern Lights Pipeline. The earnings impact of AEDC for the year ended December 31, 2008 was $17.8 million (2007 – $2.9 million) for Enbridge System and $27.6 million (2007 – $6.8 million) for Southern Lights Pipeline.

  •  Enbridge System fourth quarter adjusted earnings in 2008 included AEDC on Alberta Clipper Project as well as incentive tolling settlement (ITS) metrics bonuses of approximately $15 million in 2008 compared with $11 million in 2007. These increases were partially offset by higher labour costs, higher pipeline integrity costs and higher taxes. Over the full year, increased tolls from a higher rate base due to Southern Access Mainline Expansion, which entered service on March 31, 2008, and AEDC recognized while the project was under construction also positively impacted earnings.

  •  The increase in Athabasca System earnings for both the fourth quarter and year-to-date reflected tolls collected on Waupisoo Pipeline since being placed into service in June 2008 and the positive impact of terminal infrastructure additions. The increase in full year earnings was partially offset by higher operating costs.

  •  Spearhead Pipeline earnings for the fourth quarter decreased as a result of lower uncommitted volumes as well as higher operating costs. Earnings for the full year increased as a result of higher throughputs and higher tolls on committed volumes.

  •  Olympic Pipeline earnings for the fourth quarter reflected lower average tolls effective July 1, 2008 to compensate for over collection in 2007. Olympic's cost of service tolling methodology requires annual toll adjustments for over or under collection in prior years. Earnings for the year ended December 31, 2008 also reflected an increase in compensation costs and higher pipeline integrity costs.

  •  Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.

  •  The increase in earnings from Feeder Pipelines and Other resulted from a decrease in business development expenditures and improved operating results on a number of feeder systems.

Liquids Pipelines earnings were impacted by the following non-operating adjusting item:

  •  In the fourth quarter of 2008, the Company recorded an impairment loss of $4.1 million on Manyberries Pipeline, a small feeder pipeline located in Canada.

ENBRIDGE INC. NEWS RELEASE      5

GAS PIPELINES

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Alliance Pipeline US	6.9	6.3	24.9	27.7
Vector Pipeline	4.1	4.2	14.2	14.9
Enbridge Offshore Pipelines	(2.2)	8.2	6.6	21.8

Adjusted Earnings	8.8	18.7	45.7	64.4

Alliance Pipeline US – shipper claim settlement	–	–	2.8	–
Offshore – property insurance recovery from 2005 hurricanes, net of repair costs	–	–	–	5.3

Earnings	8.8	18.7	48.5	69.7

  •  Alliance Pipeline US quarterly adjusted earnings increased as a result of the stronger U.S. dollar in the fourth quarter of 2008. For the full year, earnings decreased as a result of a weaker average U.S. dollar during 2008 and as a result of a depreciating rate base.

  •  Offshore adjusted earnings for both the three months and year ended December 31, 2008 decreased as a result of continuing natural production declines as well as approximately $7.0 million and $11.0 million, respectively, in lost revenue and clean up costs related to Hurricanes Gustav and Ike. These decreases were partially offset by contributions from new Atlantis, Neptune and Thunderhorse platform volumes. Also, earnings for the year ended December 31, 2008 included approximately $2.0 million (2007 – $6.0 million) from business interruption insurance proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

Gas Pipelines earnings were impacted by the following non-operating adjusting items:

  •  In the first quarter of 2008, Alliance Pipeline US received $2.8 million in proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment.

  •  Earnings from Offshore for the year ended December 31, 2007 included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

SPONSORED INVESTMENTS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Enbridge Energy Partners (EEP)	17.3	12.6	59.8	47.3
Enbridge Income Fund (EIF)	10.1	10.7	41.1	39.2

Adjusted Earnings	27.4	23.3	100.9	86.5

EEP – dilution gain on Class A unit issuance	–	–	4.5	11.8
EEP – unrealized derivative fair value gains/(losses)	5.4	(4.2)	7.2	(6.3)
EEP – gain on sale of Kansas Pipeline Company (KPC)	–	3.0	–	3.0
EEP – impact of 2008 hurricanes and project write-offs	(1.6)	–	(2.2)	–
EIF – Alliance Canada shipper claim settlement	–	–	1.3	–
EIF – impact of tax changes	–	2.2	–	1.9

Earnings	31.2	24.3	111.7	96.9

6      NEWS RELEASE  ENBRIDGE INC.

  •  EEP adjusted earnings increased as a result of higher incentive income and increased earnings at EEP due to higher gas and crude oil delivery volumes, tariff surcharges for recent expansions and additional revenue resulting from higher average crude oil prices associated with allowance oil. These increases were partially offset by increased operating and administrative costs. Also, the Company's ownership interest increased to 27.0% in December 2008.

  •  Enbridge Income Fund adjusted earnings for the year ended December 31, 2008 reflected a 7.5% increase in the monthly distributions received from the Fund, effective May 2008, as well as a one-time special distribution of $0.024 per unit. On November 3, 2008, the Fund announced that it will increase regular monthly distributions by 11.6% to $0.096 per unit, effective with the distribution to be paid to unitholders of record at the end of January 2009. This increase in adjusted earnings for the full year and in the fourth quarter was offset by higher tax on distributions received from EIF.

Sponsored Investments earnings were impacted by the following non-operating adjusting items:

  •  Year-to-date earnings include dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge's ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In December 2008, the Company purchased an additional US$500.0 million in EEP increasing Enbridge ownership interest in EEP to 27.0%.

  •  Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.

  •  2008 earnings from EEP included non-routine costs associated with Hurricanes Gustav and Ike, of which Enbridge's share is $0.8 million for the quarter and $1.6 million for the year-to-date, as well as the write-off of certain projects cancelled due to market conditions.

  •  Earnings from EIF for the year ended December 31, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

GAS DISTRIBUTION AND SERVICES

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Enbridge Gas Distribution (EGD)	47.2	51.5	123.3	114.6
Noverco	9.5	8.4	20.4	18.6
Enbridge Gas New Brunswick (EGNB)	4.2	3.1	14.7	12.1
Other Gas Distribution	2.0	2.1	7.6	7.3
Energy Services	8.3	(2.2)	16.8	6.0
Aux Sable	6.5	2.0	28.3	10.6
Other	(3.3)	(4.1)	(6.8)	(0.3)

Adjusted Earnings	74.4	60.8	204.3	168.9

EGD – colder than normal weather	13.2	3.0	23.1	14.2
EGD – provision for one-time charges	(2.8)	–	(2.8)	–
EGD/Noverco – impact of tax changes	–	23.0	–	26.8
Energy Services – unrealized derivative fair value gains/(losses)	2.6	1.5	22.6	(2.4)
Energy Services – SemGroup and Lehman bankruptcies	–	–	(5.7)	–
Aux Sable – unrealized derivative fair value gains/(losses)	34.7	(16.0)	54.5	(28.1)
Other – gain on sale of investment in Inuvik Gas	4.6	–	4.6	–

Earnings	126.7	72.3	300.6	179.4

ENBRIDGE INC. NEWS RELEASE      7

  •  EGD's increased adjusted earnings for 2008 reflected early success during its first of five years under Incentive Regulation (IR), specifically through customer growth and higher ancillary revenue. The fourth quarter results declined reflecting a provision for full year incentive savings sharing with ratepayers.

  •  Earnings from EGNB increased as a result of franchise customer growth.

  •  Energy Services adjusted earnings increased due to higher margins captured on storage and transportation contracts as well as increased transportation and storage volumes in Tidal Energy.

  •  Aux Sable adjusted earnings increased due to strong fractionation margins and enhanced plant performance, in addition to favourable risk management positions, which enabled the Company to recognize earnings from the upside sharing mechanism.

  •  Losses in Other for the year ended December 31, 2008 primarily reflected lower earnings from CustomerWorks which resulted from the April 2007 transition of customer care services related to EGD to a third party service provider pursuant to an Ontario Energy Board (OEB) recommendation.

Gas Distribution and Services earnings were impacted by the following non-operating adjusting items:

  •  EGD's earnings included a $2.8 million provision for one-time charges to better align certain operating practices with the Company's strategy under IR.

  •  Energy Services earnings reflected unrealized fair value gains on derivative instruments, resulting from forward risk management positions used to "lock-in" the profitability of forward physical transportation and storage transactions at Tidal Energy.

  •  Energy Services earnings for 2008 also included a $5.7 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers. The full amount of all such receivables has been provided for; however, some potential for partial recovery exists.

  •  Aux Sable year-to-date earnings reflected unrealized fair value gains on derivative financial instruments used to risk manage the Company's 2009 share of the contingent upside sharing mechanism which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Similar to Energy Services, these non-cash gains arose due to the revaluation of financial derivatives used to "lock in" the profitability of forward contracted prices.

INTERNATIONAL

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
OCENSA/CITCol	8.2	8.4	32.7	32.9
CLH	–	13.9	24.7	60.4
Other	(0.9)	(1.0)	(5.3)	(3.4)

Adjusted Earnings	7.3	21.3	52.1	89.9

CLH – gain on sale of investment	–	–	556.1	–
CLH – gain on land sale	–	5.2	–	5.2

Earnings	7.3	26.5	608.2	95.1

  •  International's adjusted earnings decreased for both the three months and year ended December 31, 2008 as a result of the sale of CLH on June 17, 2008.

8      NEWS RELEASE  ENBRIDGE INC.

CORPORATE

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Adjusted Corporate Costs	(21.0)	(14.4)	(57.8)	(59.2)

Gain on sale of corporate aircraft	–	–	4.9	–
U.S. pipeline tax decision	–	–	(32.2)	–
Unrealized derivative fair value gains	26.2	–	26.2	–
Asset impairment loss	(17.3)	–	(17.3)	–
Impact of tax changes	–	31.1	–	31.1

Costs	(12.1)	16.7	(76.2)	(28.1)

  •  Corporate costs before adjusting items increased by $6.6 million to $21.0 million for the three months ended December 31, 2008. The increase in corporate costs was due to a number of factors including higher general and administrative costs partly relating to the full year, higher interest expense and a lower income tax recovery.

Corporate costs were impacted by the following non-operating adjusting items:

  •  A $4.9 million gain on the sale of a corporate aircraft.

  •  An unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of a $32.2 million income tax expense.

  •  Unrealized fair value gain on derivative financial instruments, resulting from forward risk management positions to minimize the volatility of future U.S. dollar earnings.

  •  Asset impairment loss from the write-off of goodwill related to the Company's Ontario wind power assets as well as a write-down of the Company's investment in NSolv, a technology development venture.

ENBRIDGE INC. NEWS RELEASE      9

NON-GAAP RECONCILIATIONS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
GAAP earnings as reported	263.4	248.6	1,320.8	700.2
Significant after-tax non-operating factors and variances:
Liquids Pipelines
Enbridge System – impact of tax changes	–	(1.2)	–	(1.2)
Feeder Pipelines and Other – asset impairment loss	4.1	–	4.1	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	–	(2.8)	–
Offshore – property insurance recovery from 2005 hurricanes, net of repair costs	–	–	–	(5.3)
Sponsored Investments
EEP – dilution gain on Class A unit issuance	–	–	(4.5)	(11.8)
EEP – unrealized derivative fair value (gains)/losses	(5.4)	4.2	(7.2)	6.3
EEP – gain on sale of Kansas Pipeline Company	–	(3.0)	–	(3.0)
EEP – impact of 2008 hurricanes and asset impairment loss	1.6	–	2.2	–
EIF – Alliance Canada shipper claim settlement	–	–	(1.3)	–
EIF – impact of tax changes	–	(2.2)	–	(1.9)
Gas Distribution and Services
EGD – colder than normal weather	(13.2)	(3.0)	(23.1)	(14.2)
EGD – provision for one-time charges	2.8	–	2.8	–
EGD/Noverco – impact of tax changes	–	(23.0)	–	(26.8)
Energy Services – unrealized derivative fair value (gains)/losses	(2.6)	(1.5)	(22.6)	2.4
Energy Services – SemGroup and Lehman bankruptcies	–	–	5.7	–
Aux Sable – unrealized derivative fair value (gains)/losses	(34.7)	16.0	(54.5)	28.1
Other – gain on sale of investment in Inuvik Gas	(4.6)	–	(4.6)	–
International
CLH – gain on sale of investment	–	–	(556.1)	–
CLH – gain on land sale	–	(5.2)	–	(5.2)
Corporate
Gain on sale of corporate aircraft	–	–	(4.9)	–
U.S. pipeline tax decision	–	–	32.2	–
Unrealized derivative fair value gains	(26.2)	–	(26.2)	–
Asset impairment loss	17.3	–	17.3	–
Impact of tax changes	–	(31.1)	–	(31.1)

Adjusted Earnings	202.5	198.6	677.3	636.5

10      NEWS RELEASE  ENBRIDGE INC.

CONFERENCE CALL

Enbridge will hold a conference call on Friday, February 13, 2009 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the 2008 annual results. Analysts, members of the media and other interested parties can access the call at 617-213-8893 or toll-free at 1-866-271-5140 using the access code of 37315304. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or 617-801-6888 (access code 89006484) will be available until February 20, 2009.

The conference call will begin with a presentation by the Company's Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The audited Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form, which contain additional notes and disclosures, will be available on the Enbridge website on February 19, 2009.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

ENBRIDGE INC. NEWS RELEASE      11

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0887 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

12      NEWS RELEASE  ENBRIDGE INC.

HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars, except per share amounts)
Earnings Applicable to Common Shareholders
Liquids Pipelines	101.5	90.1	328.0	287.2
Gas Pipelines	8.8	18.7	48.5	69.7
Sponsored Investments	31.2	24.3	111.7	96.9
Gas Distribution and Services	126.7	72.3	300.6	179.4
International	7.3	26.5	608.2	95.1
Corporate	(12.1)	16.7	(76.2)	(28.1)

	263.4	248.6	1,320.8	700.2

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	508.3	422.7	1,398.0	1,358.0
Cash provided by operating activities	437.2	276.9	1,387.7	1,351.6
Additions to property, plant and equipment	1,551.1	725.0	3,635.7	2,299.2
Total Common Share Dividends Declared	122.9	113.4	489.3	452.3
Per Common Share Information
Earnings per Common Share	0.72	0.70	3.67	1.97
Diluted Earnings per Common Share	0.71	0.69	3.64	1.95
Dividends per Common Share	0.3300	0.3075	1.3200	1.2300
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	366.9	356.0	359.8	355.3
Diluted Weighted Average Common Shares Outstanding (millions)	369.7	359.1	363.1	358.3

Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System [1]	2,112	2,020	2,030	2,005
Athabasca System [2]	233	167	202	164
Spearhead Pipeline	114	121	110	103
Olympic Pipeline	284	284	291	284
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,583	1,574	1,609	1,598
Vector Pipeline	1,392	1,183	1,321	1,034
Enbridge Offshore Pipelines	1,466	1,910	1,672	2,060
Gas Distribution and Services [3]
Volumes (billion cubic feet per period)	137	134	444	450
Number of active customers (thousands)	1,942	1,902	1,942	1,902
Degree day deficiency [4]
Actual	1,379	1,220	3,802	3,659
Forecast based on normal weather	1,211	1,237	3,543	3,617

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline and Waupisoo Pipeline and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. NEWS RELEASE      13

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	3,115.2	2,564.0	13,431.9	9,536.4
Transportation and other services	808.3	634.5	2,699.4	2,383.0

	3,923.5	3,198.5	16,131.3	11,919.4

Expenses
Commodity costs	2,922.9	2,426.1	12,792.0	9,009.5
Operating and administrative	384.3	318.8	1,312.2	1,163.7
Depreciation and amortization	175.1	146.9	658.4	596.9

	3,482.3	2,891.8	14,762.6	10,770.1

	441.2	306.7	1,368.7	1,149.3
Income from Equity Investments	54.9	56.0	177.1	167.8
Other Investment Income	64.3	61.6	202.7	195.1
Interest Expense	(152.2)	(140.6)	(550.8)	(550.0)
Gain on Sale of Investment in CLH	–	–	694.6	–

	408.2	283.7	1,892.3	962.2
Non-Controlling Interests	(15.2)	(11.2)	(55.7)	(45.9)

	393.0	272.5	1,836.6	916.3
Income Taxes	(127.8)	(22.1)	(508.9)	(209.2)

Earnings	265.2	250.4	1,327.7	707.1
Preferred Share Dividends	(1.8)	(1.8)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	263.4	248.6	1,320.8	700.2

Earnings per Common Share	0.72	0.70	3.67	1.97

Diluted Earnings per Common Share	0.71	0.69	3.64	1.95

14      NEWS RELEASE  ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Earnings	265.2	250.4	1,327.7	707.1
Other Comprehensive Income/(Loss)
Change in unrealized gains on cash flow hedges, net of tax	(67.7)	37.3	(127.4)	96.4
Reclassification to earnings of realized cash flow hedges, net of tax	(15.0)	(15.5)	(1.3)	(6.7)
Other comprehensive gain/(loss) from equity investees	40.9	(15.3)	49.2	(19.8)
Non-Controlling interest in other comprehensive income	(17.2)	3.7	(19.6)	4.9
Change in foreign currency translation adjustment	412.0	(3.6)	576.8	(447.1)
Change in unrealized gains on net investment hedges, net of tax	(88.0)	8.1	(159.9)	174.9

Other Comprehensive Income/(Loss)	265.0	14.7	317.8	(197.4)

Comprehensive Income	530.2	265.1	1,645.5	509.7

ENBRIDGE INC. NEWS RELEASE      15

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Year ended December 31,
	2008	2007

(millions of Canadian dollars, except per share amounts)
Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of year	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	131.3	17.7
Shares issued on exercise of stock options	36.2	26.3

Balance at End of Year	3,194.0	3,026.5

Contributed Surplus
Balance at beginning of year	25.7	18.3
Stock-based compensation	14.5	8.9
Options exercised	(2.3)	(1.5)

Balance at End of Year	37.9	25.7

Retained Earnings
Balance at beginning of year	2,537.3	2,322.7
Earnings applicable to common shareholders	1,320.8	700.2
Common share dividends	(489.3)	(452.3)
Dividends paid to reciprocal shareholder	14.6	13.7
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Year	3,383.4	2,537.3

Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of year	(285.0)	(135.8)
Other comprehensive income/(loss)	317.8	(197.4)
Cumulative impact of change in accounting policy	–	48.2

Balance at End of Year	32.8	(285.0)

Reciprocal Shareholding
Balance at beginning of year	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Year	(154.3)	(154.3)

Total Shareholders' Equity	6,618.8	5,275.2

Dividends Paid per Common Share	1.32	1.23

16      NEWS RELEASE  ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

(millions of Canadian dollars)
Operating Activities
Earnings	265.2	250.4	1,327.7	707.1
Depreciation and amortization	175.2	146.9	658.5	596.9
Unrealized (gains)/losses on derivative instruments	(43.8)	8.3	(120.3)	32.3
Equity earnings less than/(in excess of) cash distributions	(30.2)	6.9	(81.6)	(35.2)
Gain on reduction of ownership interest	–	–	(12.3)	(33.9)
Gain on sale of investment in CLH	–	–	(694.6)	–
Gain on sale of investment in Inuvik Gas	(5.7)	–	(5.7)	–
Future income taxes	120.1	6.3	258.1	40.8
Goodwill and asset impairment losses	22.7	–	22.7	–
Allowance for equity funds used during construction	(23.8)	–	(58.9)	(15.1)
Non-controlling interests	15.2	11.2	55.7	45.9
Other	13.4	(7.3)	48.7	19.2
Changes in operating assets and liabilities	(71.1)	(145.8)	(10.3)	(6.4)

	437.2	276.9	1,387.7	1,351.6

Investing Activities
Long-term investments	(651.8)	(0.6)	(659.3)	(20.3)
Sale of investment in CLH	–	–	1,369.0	–
Sale of investment in Inuvik Gas	13.5	–	13.5	–
Settlement of CLH hedges	–	–	(47.0)	–
Additions to property, plant and equipment	(1,551.1)	(725.0)	(3,635.7)	(2,299.2)
Affiliate loans, net	–	15.6	–	15.6
Change in construction payable	97.8	(12.9)	106.6	75.1

	(2,091.6)	(722.9)	(2,852.9)	(2,228.8)

Financing Activities
Net change in short-term borrowings	139.0	(25.2)	329.0	(262.3)
Net change in commercial paper and credit facility draws	1,006.1	393.1	750.8	336.8
Net change in non-recourse credit facilities	24.5	24.2	31.6	43.1
Debenture and term note debt issues	497.8	190.9	497.8	1,342.2
Debenture and term note repayments	(150.0)	–	(602.0)	(634.5)
Net change in Southern Lights project financing	537.7	–	1,238.3	–
Non-recourse long-term debt issues	2.2	–	6.4	14.4
Non-recourse long-term debt repayments	(32.7)	(27.2)	(65.1)	(58.8)
Distributions to non-controlling interests	0.5	(6.3)	(9.9)	(18.2)
Common shares issued	4.1	7.5	29.4	583.8
Preferred share dividends	(1.8)	(1.8)	(6.9)	(6.9)
Common share dividends	(98.0)	(113.4)	(359.2)	(435.4)

	1,929.4	441.8	1,840.2	904.2

Increase/(Decrease) in Cash and Cash Equivalents	275.0	(4.2)	375.0	27.0
Cash and Cash Equivalents at Beginning of Period	266.7	170.9	166.7	139.7

Cash and Cash Equivalents at End of Period	541.7	166.7	547.1	166.7

ENBRIDGE INC. NEWS RELEASE      17

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2008	2007

(millions of Canadian dollars)
Assets
Current Assets
Cash and cash equivalents	541.7	166.7
Accounts receivable and other	2,322.5	2,388.7
Inventory	844.7	709.4

	3,708.9	3,264.8
Property, Plant and Equipment, net	16,389.6	12,597.6
Long-Term Investments	2,491.8	2,076.3
Deferred Amounts and Other Assets	1,318.4	1,182.0
Intangible Assets	225.3	212.0
Goodwill	389.2	388.0
Future Income Taxes	178.2	186.7

	24,701.4	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	874.6	545.6
Accounts payable and other	2,411.5	2,213.8
Interest payable	101.9	89.1
Current maturities of long-term debt	533.8	605.2
Current maturities of non-recourse debt	184.7	61.1

	4,106.5	3,514.8
Long-Term Debt	10,154.9	7,729.0
Non-Recourse Long-Term Debt	1,474.0	1,508.4
Other Long-Term Liabilities	259.0	253.9
Future Income Taxes	1,290.8	975.6
Non-Controlling Interests	797.4	650.5

	18,082.6	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,194.0	3,026.5
Contributed surplus	37.9	25.7
Retained earnings	3,383.4	2,537.3
Accumulated other comprehensive income/(loss)	32.8	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	6,618.8	5,275.2

	24,701.4	19,907.4

18      NEWS RELEASE  ENBRIDGE INC.

SEGMENTED INFORMATION

Three months ended December 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

(millions of Canadian dollars)
Revenues	338.9	107.3	83.7	3,383.9	4.7	5.0	3,923.5
Commodity costs	–	–	–	(2,922.9)	–	–	(2,922.9)
Operating and administrative	(138.7)	(42.4)	(34.9)	(152.4)	(3.3)	(12.6)	(384.3)
Depreciation and amortization	(50.2)	(30.0)	(19.9)	(72.6)	(0.2)	(2.2)	(175.1)

	150.0	34.9	28.9	236.0	1.2	(9.8)	441.2
Income from equity investments	–	(0.1)	48.5	6.1	–	0.4	54.9
Other investment income	25.7	0.2	1.5	10.8	7.1	19.0	64.3
Interest and preferred share dividends	(30.9)	(19.9)	(14.7)	(53.3)	–	(35.2)	(154.0)
Non-controlling interest	(0.1)	–	(12.9)	(1.6)	–	(0.6)	(15.2)
Income taxes	(43.2)	(6.3)	(20.1)	(71.3)	(1.0)	14.1	(127.8)

Earnings applicable to common shareholders	101.5	8.8	31.2	126.7	7.3	(12.1)	263.4

Three months ended December 31, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

(millions of Canadian dollars)
Revenues	292.3	79.9	72.5	2,748.1	3.0	2.7	3,198.5
Commodity costs	–	–	–	(2,426.1)	–	–	(2,426.1)
Operating and administrative	(114.1)	(22.7)	(22.5)	(145.4)	(3.8)	(10.3)	(318.8)
Depreciation and amortization	(38.3)	(19.2)	(18.9)	(69.3)	(0.1)	(1.1)	(146.9)

	139.9	38.0	31.1	107.3	(0.9)	(8.7)	306.7
Income from equity investments	0.1	–	24.3	12.2	19.3	0.1	56.0
Other investment income	7.8	5.1	1.0	13.3	9.0	25.4	61.6
Interest and preferred share dividends	(23.8)	(14.1)	(16.0)	(55.2)	–	(33.3)	(142.4)
Non-controlling interest	(0.2)	–	(9.6)	(1.7)	–	0.3	(11.2)
Income taxes	(33.7)	(10.3)	(6.5)	(3.6)	(0.9)	32.9	(22.1)

Earnings applicable to common shareholders	90.1	18.7	24.3	72.3	26.5	16.7	248.6

ENBRIDGE INC. NEWS RELEASE      19

Year ended December 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

(millions of Canadian dollars)
Revenues	1,170.5	359.3	297.5	14,279.6	11.8	12.6	16,131.3
Commodity costs	–	–	–	(12,792.0)	–	–	(12,792.0)
Operating and administrative	(492.1)	(117.2)	(101.6)	(554.4)	(14.1)	(32.8)	(1,312.2)
Depreciation and amortization	(180.8)	(100.2)	(78.1)	(291.3)	(0.8)	(7.2)	(658.4)

	497.6	141.9	117.8	641.9	(3.1)	(27.4)	1,368.7
Income from equity investments	(0.2)	–	148.4	4.7	25.0	(0.8)	177.1
Other investment income and gain on sale of CLH	60.6	7.7	25.0	25.0	726.1	52.9	897.3
Interest and preferred share dividends	(111.4)	(68.8)	(59.9)	(201.0)	–	(116.6)	(557.7)
Non-controlling interest	(1.0)	–	(46.5)	(6.8)	–	(1.4)	(55.7)
Income taxes	(117.6)	(32.3)	(73.1)	(163.2)	(139.8)	17.1	(508.9)

Earnings applicable to common shareholders	328.0	48.5	111.7	300.6	608.2	(76.2)	1,320.8

Year ended December 31, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

(millions of Canadian dollars)
Revenues	1,090.9	321.3	270.3	10,217.9	9.8	9.2	11,919.4
Commodity costs	–	–	–	(9,009.5)	–	–	(9,009.5)
Operating and administrative	(426.5)	(87.4)	(79.2)	(529.9)	(14.2)	(26.5)	(1,163.7)
Depreciation and amortization	(155.8)	(83.5)	(74.8)	(276.3)	(0.8)	(5.7)	(596.9)

	508.6	150.4	116.3	402.2	(5.2)	(23.0)	1,149.3
Income from equity investments	(0.6)	–	96.5	8.7	64.1	(0.9)	167.8
Other investment income	15.5	23.4	38.8	25.7	39.1	52.6	195.1
Interest and preferred share dividends	(100.9)	(64.2)	(61.9)	(207.1)	–	(122.8)	(556.9)
Non-controlling interest	(1.3)	–	(38.4)	(5.7)	–	(0.5)	(45.9)
Income taxes	(134.1)	(39.9)	(54.4)	(44.4)	(2.9)	66.5	(209.2)

Earnings applicable to common shareholders	287.2	69.7	96.9	179.4	95.1	(28.1)	700.2

20      NEWS RELEASE  ENBRIDGE INC.